Mail Stop 4561

June 25, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

>   **Re: The First Bancshares, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 20, 2009**
>   **File No. 000-22507**

Dear Ms. Lowry:

        We have reviewed your correspondence dated June 9, 2009 and have the
following comments. In our comments we ask you to provide us with information so we
may better understand your disclosure. Please be as detailed as necessary in your
explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C – Securities, page 39

1.   In your response to comments one and two of our letter dated May 29, 2009 you
        refer to the 2008 widening of spreads on long-term Fannie Mae mortgage-backed
        securities and the negative impact on the value of Fannie Mae adjustable-rate
        mortgage securities. Please describe for us your basis for analogizing to these
        spreads and securities in evaluating the impairment of your investment in the
        AMF Ultra Short Mortgage Fund (the "Fund"), including you consideration of the
        composition of the Fund. We note that based off of the Fund's March 31, 2009
        Fact Sheet, the duration is 0.8 years and the composition of the Fund includes

investments in adjustable-rate mortgage securities as well as fixed-rate mortgage-backed securities.

2.   In your response to comments one and two of our letter dated May 29, 2009 you indicate that your conclusion regarding the forecasted recovery of market value of your investment in the Fund is based off of observed parallel movements between the overall mortgage market spreads and the Fund's net asset value. Please tell us the specific index or indices that you look to as representative of the overall mortgage market spreads and explain how this correlates to the Fund, including consideration of the nature and terms of the Fund's investments. Provide us with the quantitative details demonstrating relationship between the overall mortgage market spreads and the Fund's net asset value during the time in which the investment has been impaired.

3.   As a related matter, please demonstrate for us how you arrived at the 3.3 years estimated recovery period.

4.   In your response to comments one and two of our letter dated May 29, 2009 you describe the reasons for the implemented redemption-in-kind provision by the Fund, but you do not describe how you considered this in your analysis. Please explain to us how this significant limitation of liquidity was considered in your analysis of your investment in the Fund is not other than temporarily impaired.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

                                                Sincerely,

                                                Amit Pande
                                                Accounting Branch Chief